

05044443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53186


NOV 2 9 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DHR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Market Street Suite 104
(No. and Street)

Charlottesville	Virginia	22902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaffray Woodriff — 434-984-4120
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jaffray Woodriff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DHR, LLC, as of September 30, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHR, LLC (a Company in liquidation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
DHR, LLC (a company in liquidation)

We have audited the accompanying statement of financial condition of DHR, LLC (the "Company") as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DHR, LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
November 21, 2005

DHR, LLC (a Company in liquidation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 2,517
Receivable from clearing broker	3,180,346
Receivable from former members	270,000
Furniture and equipment, at cost, net of accumulated depreciation of $52,057	20,486
Other assets	10,000
TOTAL ASSETS	$ 3,483,349

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 14,623
MEMBER'S EQUITY	3,468,726
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,483,349

The accompanying notes are an integral part of this statement.

DHR, LLC (a Company in liquidation)

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

DHR, LLC (the "Company") was organized in the State of Virginia in November 2000 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the Pacific Stock Exchange, Inc. in July 2001. The Company was organized primarily to execute transactions for its own trading accounts and forwards all such transactions to Goldman Sachs ("Goldman"), the Company's clearing agent, on a fully disclosed basis.

As of June 1, 2005, the Company became a wholly-owned subsidiary of Quantitative Equity Fund, LLC. ("Quantitative"). This was accomplished through the assignment of former members interest in the Company to Quantitative. In exchange for this assignment, each former DHR, LLC member received interests in Quantitative.

Effective September 30, 2005, the Company voluntarily elected to liquidate and withdrew its registration as a broker-dealer.

As of September 30, 2005, the due from broker reflected in the statement of financial position are amounts due from Goldman.

In the course of its normal trading, the Company's activities included the purchase and sale of derivative financial instruments in the form of equity and index options and futures. All derivative gain or loss resulting from equity positions is reported in net trading income.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with Goldman are classified as operating activities on the statement of cash flows since this is the Company's principal business.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no customer accounts.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $3,168,228, which exceeded the minimum requirement of $100,000 by $3,068,228. The Company's ratio of aggregate indebtedness to net capital ratio was .46 to 1.

6. SUBSEQUENT TRANSACTIONS

As part of the liquidation procedures, in October 2005 there were additional member withdrawals of approximately $3,160,000.